Via Facsimile and U.S. Mail
Mail Stop 4720

October 19, 2009

Mr. Liam E. McGee
Chairman and Chief Executive Officer
Hartford Financial Services Group, Inc.
One Hartford Plaza
Hartford, Connecticut 06155

Re: **Hartford Financial Services Group, Inc.**
Form 8-K filed June 26, 2009
Form 8-K filed August 14, 2009
File No. 001-13958

Dear Mr. McGee:

We have reviewed your October 9, 2009 response to our October 1, 2009 letter and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed June 26, 2009

1. In response to prior comment 1, you state that you will amend your Form 8-K filed on June 26, 2009 to file a complete copy of The Securities Purchase Agreement – Standard Terms filed in Exhibit 10.1. It does not appear that you have filed this amended Form 8-K. Please promptly amend your Form 8-K to file a complete copy of this agreement pursuant to Item 601(b)(10) of Regulation S-K.

Form 8-K filed August 14, 2009

2. We have reviewed your response to prior comment 3. Although it appears that in
your Form 8-K filed on August 14, 2009 you describe the grants made to Ms.
Zlatkus and Mr. Walters under The Hartford Deferred Stock Unit Plan, we have
been unable to locate your description of the plan. For example, it does not
appear that you have disclosed who can participate in the plan, what securities can
be issued under the plan, a general description of those securities and when the
plan was created and/or adopted. We also note that you state that you will amend
your Form 8-K to clarify that your disclosure is made under both Items 1.01 and
5.02(e) of Form 8-K. It does not appear that you have filed this amendment.
Please promptly amend your Form 8-K to include a brief description of the terms
and conditions of this plan under Item 5.02(e) of Form 8-K and clarify that your
disclosure regarding the modification arrangements of Ms. Zlatkus and Mr.
Walters were made under Item 5.02(e) of Form 8-K.

* * * *

Please amend your filings as required and respond to these comments within 10
business days or tell us when you will provide us with a response. Please furnish a cover
letter with your amendment that keys your responses to our comments and provide any
requested information. Detailed letters greatly facilitate our review. Please file your
letter on EDGAR under the form type label CORRESP.

You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 or me at
(202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director